Exhibit (23)

Consent of Independent Registered Public Accounting Firm

Plan Administrator

Potlatch Hourly 401(k) Plan:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-130507) on Form S-8 of Potlatch Corporation of our report dated June 29, 2009 with respect to the statements of net assets available for benefits of Potlatch Hourly 401(k) Plan, as of December 31, 2008 and the related statement of changes in net assets available for benefits for the period from inception (December 16, 2008) through December 31, 2008, and related supplemental schedule H, line 4i – schedule of assets (held at end of year), as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of Potlatch Hourly 401(k) Plan.

/s/    KPMG LLP

Seattle, Washington

June 29, 2009